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                                                                   EXHIBIT 99.9

                       [HAMBRECHT & QUIST LLC LETTERHEAD]

October 16, 1996

Confidential

The Board of Directors
Triad Systems Corporation
3055 Triad Drive
Livermore, California 94550

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share ("Common Stock"), of Triad Systems Corporation ("Triad" or the "Company") of the consideration to be received by such holders in connection with a proposed transaction (the "Proposed Transaction") as set forth below.

We understand that Triad, Cooperative Computing, Inc. ("CCI") and CCI Acquisition Corp. (the "Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of October 17, 1996. The terms of the Agreement provide, among other things, that (i) the Purchaser will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $9.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain documents (the "Offer Documents") to be filed with the Securities and Exchange Commission; and (ii) the Purchaser will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all remaining holders of shares of Common Stock (other than the Company, CCI, the Purchaser or their respective subsidiaries, and holders who have perfected their appraisal rights under Delaware law) with $9.25 per share in cash. The Offer and the Merger constitute the "Proposed Transaction." We further understand that, prior to the consummation of the Offer, the Company intends to declare a dividend (payable to its record shareholders) consisting of ownership interests in a newly-created entity that will own, directly or indirectly, certain real estate assets currently owned by the Company.

Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Triad in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.
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The Board of Directors
Triad Systems Corporation
Page 2

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

         (i) reviewed the publicly available consolidated financial statements of Triad for recent years and interim periods to date and certain other relevant financial and operating data of Triad made available to us from published sources and from the internal records of Triad;

         (ii) discussed with certain members of the management of Triad the business, financial condition and prospects of the Company;

         (iii) reviewed certain internal financial and operating information, including certain projections, relating to Triad prepared by the management of Triad;

         (iv) reviewed the recent reported prices and trading activity for the Common Stock and compared such information and certain financial information of Triad with similar information for certain other companies engaged in businesses we considered comparable to that of Triad;

         (v) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

         (vi) reviewed the Agreement, the Offer Documents and certain other materials to be filed with the Securities and Exchange Commission in connection with the Offer; and

         (vii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Triad considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Triad, nor have we conducted a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Triad. For purposes of this opinion, we have assumed that Triad is not a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We were not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Triad.

It is understood that our advisory services and the opinion expressed herein are provided to the Company's Board of Directors for its use in evaluating the transaction contemplated by the Agreement. This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent, except that it may be reproduced in Triad's Schedule 14D-9 relating to the Proposed Transaction. This letter does not constitute a recommendation to any Triad stockholder as to whether such stockholder should accept the Offer. In addition, we express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by CCI or any of its affiliates.
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The Board of Directors
Triad Systems Corporation
Page 3

Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock pursuant to the Offer is fair to such holders from a financial point of view.


Very truly yours,

HAMBRECHT & QUIST LLC


By /s/ DAVID G. GOLDEN
   ---------------------------------
   David G. Golden
   Managing Director